UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2010

Commission File Number:  001-162171

NORDIC AMERICAN TANKER SHIPPING LIMITED
(Translation of registrant's name into English)

LOM Building, 27 Reid Street, Hamilton, HM 11, Bermuda
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [x]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ].

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ].

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached as Exhibit 1 is a press release of Nordic American Tanker Shipping Limited (the "Company"), dated April 12, 2010, announcing that the Company has entered into a preliminary agreement with Samsung Heavy Industries for the building of two new suezmax tankers.

This Report on Form 6-K except the paragraph beginning "Herbjorn Hansson, the Chairman and CEO of the Company, stated" is hereby incorporated by reference into the Company's Registration Statement on Form F-3 ASR (Registration No. 333-162171) filed on September 28, 2009 and Form F-3ASR (Registration No. 333-158212) filed on March 26, 2009.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NORDIC AMERICAN TANKER SHIPPING LIMITED
(registrant)

Dated: April 13, 2010	By:	/s/ Herbjørn Hansson
Herbjørn Hansson Chairman, Chief Executive Officer and President

Exhibit 1

Nordic American Tanker Shipping Limited (NYSE:NAT) – Increasing the Fleet to 20 Vessels. Letter of Intent Agreed with Samsung Heavy Industries for the Building of Two New Suezmax Tankers.

Hamilton, Bermuda, April 12th, 2010

Nordic American Tanker Shipping Limited (the "Company") today announced that it has entered into a preliminary agreement with Samsung Heavy Industries Co., Ltd. ("Samsung"), a leading Korean shipyard, to build two suezmax tankers of 158,000 deadweight tons each to be delivered to the Company in the third and fourth quarters of 2011.  The purchase prices of the two newbuilding vessels are $64.5/$65.0m, with about half to be paid on the signature of the definitive contracts and the balance to be paid on delivery.  The advance payments will be guaranteed by a first class financial institution.  The acquisitions will be financed by resources of the Company. There are no plans for a follow-on equity offering in connection with either these two 2011 newbuldings or the previously announced two newbuildings scheduled to be delivered to us later this year.

Assuming no other acquisitions or dispositions, the delivery of the newbuildings will increase the Company's fleet to 20 modern double hull suezmax tankers by the end of 2011. In January 2009, the Company had 12 trading suezmax tankers. At the end of 2011 the trading fleet of the Company is expected to reach 20 suezmax tankers - or an increase of 67% over a period of 36 months. During the same period, the Company's share count is expected to have increased by about 36% assuming that no further acquisitions or follow-on equity offerings are made in the meantime.  The definitive contracts with Samsung are expected to be signed at the end of April or in early May 2010.

Herbjørn Hansson, the Chairman and CEO of the Company, stated: "This is an important step forward in the organic growth of our company. By adding two more ships to our fleet, we will increase our dividend capacity and bolster our earnings potential. Our strong balance sheet enables us to contract for these two newbuildings from Samsung. Our dividend policy remains the same as in the past - a full pay out model. We already have 7 vessels built by Samsung in our fleet".

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

Matters discussed in this press release may constitute forward-looking statements.  The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business.  Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words "believe," "anticipate," "intend," "estimate," "forecast," "project," "plan," "potential," "will," "may," "should," "expect," "pending" and similar expressions identify forward-looking statements.

The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management's examination of historical operating trends, data contained in our records and other data available from third parties.  Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.  We undertake no obligation to update any forward-looking statement, whether as a result of new information, future events or otherwise.

Important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand in the tanker market, as a result of changes in OPEC's petroleum production levels and world wide oil consumption and storage, changes in our operating expenses, including bunker prices, drydocking and insurance costs, the market for our vessels, availability of financing and refinancing, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, vessels breakdowns and instances of off-hires and other important factors described from time to time in the reports filed by the Company with the Securities and Exchange Commission, including the prospectus and related prospectus supplement, our Annual Report on Form 20-F, and our reports on Form 6-K.

Contacts:

Scandic American Shipping Ltd
Manager for:
Nordic American Tanker Shipping Limited
P.O Box 56, 3201 Sandefjord, Norway
Tel: + 47 33 42 73 00 E-mail:  nat@scandicamerican.com

Rolf Amundsen, Investor Relations
Nordic American Tanker Shipping Limited
Tel: +1 800 601 9079 or + 47 908 26 906

Gary J. Wolfe
Seward & Kissel LLP, New York, USA
Tel: +1 212 574 1223

Turid M. Sørensen, CFO
Nordic American Tanker Shipping Limited
Tel:  + 47 33 42 73 00 or + 47 905 72 927

Herbjørn Hansson, Chairman and Chief Executive Officer
Nordic American Tanker Shipping Limited
Tel:  +1 866 805 9504 or + 47 901 46 291